UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 38 )*

Under the Securities Exchange Act of 1934

BIOVAIL CORPORATION
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
09067K106
(CUSIP Number)
Eugene N. Melnyk

c/o Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
(212) 588-5500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     This Amendment No. 38 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as most recently amended by Amendment No. 37 thereto relating to the event date May 11, 2009 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 38, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 is hereby amended to add the following at the end thereof:
     On May 25, 2009, Mr. Melnyk and EM Holdings B.V. entered into Terms of Settlement with the Company in connection with the proxy contest with respect to the annual and special meeting of shareholders of the Company scheduled to be held on May 28, 2009 and any adjournments thereof (the “Meeting”) and the requisition of Mr. Melnyk and EM Holdings B.V. of February 25, 2009 (the “Requisition”).
     In connection with the Terms of Settlement, the Company has agreed to appoint Mr. Frank Potter to the Company’s board of directors and audit committee immediately following the Meeting and Mr. Melnyk and EM Holdings B.V. have agreed to withdraw the Requisition and their proposed nomination of Mr. Potter and Mr. Haggis for election to the board of directors of the Company at the Meeting.
     Mr. Melnyk and EM Holdings B.V. have agreed to attend the Meeting in person or by proxy to ensure that 16,420,272 shares of their Common Stock are included and counted for quorum purposes at the Meeting. They have agreed (a) to vote at the Meeting in favor of the Company’s nominees to the board of directors and in favor of all other matters proposed by the Company in the Company’s Notice of Meeting dated April 21, 2009, (b) not to vote for any other director nominated for election to the board of directors at the Meeting and (c) not to move, or support any movement by another shareholder of, any of the items set out in the Requisition at the Meeting.
     Mr. Melnyk and EM Holdings B.V. have also agreed that from the date of the Terms of Settlement and until the completion of the Company’s annual shareholders’ meeting in 2010 not to, directly or indirectly, solicit or participate in any solicitation of proxies, make any shareholder proposals or requisition a meeting of shareholders in respect of the Company.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May 27, 2009
/s/  Eugene Melnyk

Eugene Melnyk